Management Discussion And Analysis Of
Results Of Operations And Financial Condition
For The Six Months Ended February 28, 2005

This Management Discussion and Analysis of Sungold International Holdings Corp. (the “Corporation”) provides analysis of the Corporation’s financial results for the six month period ended February 28, 2005. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the Corporation’s audited financial statements for the year ended August 31, 2004. All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

DATE OF THE REPORT

April 29, 2005.

OVERALL PERFORMANCE

Overview

The Corporation is a development stage company focused on the development and promotion of horseracing, virtual horseracing, internet payment systems and other related products. The Corporation is a public company listed on the OTC Bulletin Board under the symbol “SGIHF”. The Corporation conducts its operations through its wholly owned subsidiaries, SafeSpending Inc., a company incorporated under the laws of Arizona, Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”), a company incorporated under the laws of Canada, and Racing Unified Network (R.U.N.) Inc. a company incorporated under the laws of Canada.

To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable products in the future. The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and by the exercise of accompanying warrants and stock options in the aggregate amount of $20,567,545 since inception.

The Corporation’s principal capital expenditures currently in progress consist of:

•	The Horsepower® World Pool pari-mutuel wagering and internet based virtual horse racing system (the “Horsepower® World Pool system”), source codes, patent, trademarks and worldwide license;

•	The rights, title and all intellectual property rights to the Safespending® anonymous internet payment system;

•	Certain computer hardware and software for scaleable operation of multi-user wagering systems; and

•	Investment in research and development related to pari-mutuel wagering systems and online payment processing systems.

The Corporation intends to continue to finance its operations through the issuance of equity and debt financing and through revenues from Horsepower® World Pool system.

Risks and Uncertainties

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the preliminary stage of its operations as a developer of emerging pari-mutuel wagering entertainment facilities. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity and related party advances. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. The Corporation is dependent on receiving jurisdictional approvals to have its Horsepower® World Pool system legalized as an alternative form of pari-mutuel wagering. The Corporation does not expect to receive any revenues from operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any jurisdictional approvals will be obtained for the proposed pari-mutuel licensed facilities at Authorized Racing Affiliates that the Corporation has entered into five year exclusive license agreements with. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this critical stage, many of which may be beyond the Corporation’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation or its affiliates will be able to implement their business strategies and successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations; Uncertainty of Obtaining Licenses

Racetrack establishment operations are subject to extensive federal, provincial and local regulations. Federal, provincial and the applicable local authorities will require various licenses, permits and approvals. The local and federal authorities may, among other things, revoke a business license, or the license of any individual or registered entity. No racetrack has yet obtained the government licenses, permits and approvals necessary for the operation of the proposed pari-mutuel wagering activities. Business licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool system and operations will require various approvals from the applicable authorities, provincial and city government, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses are extremely complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately US$450,000 (CDN$562,000) to meet its current operating budget for the remainder of its fiscal year ending August 31, 2005. The Corporation has not yet secured this required financing, but management is confident and believes it will meet its operating budget requirements in the second half of its fiscal year through August 31, 2005. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results and which could result in a material adverse effect on an investment in the Corporation’s securities.

Reliance on Strategic Partners and Joint Ventures

The Corporation’s success depends to a significant extent on the performance and continued service of certain independent contractors. The Corporation has contracted the services of professional providers for information technology, public relations and government consulting.

Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

Low-Priced Stocks are Subject to Greater Disclosure Requirements

The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Corporation fall within the Commission’s definition of a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level or risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

There Is A Limited Market For the Corporation’s Common Stock. If A Market For The Corporation’s Common Stock Is Developed, Then The Stock Price May Be Volatile

The Corporation’s common stock is traded on the OTC Bulletin Board. However, there is a limited market for the Corporation’s common stock and there is no assurance that investors will be able to sell their shares in the public market. The Corporation anticipates that the market price of its common stock will be subject to wide fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	increased competition; and
4.	conditions and trends in the horse racing industry.

Further, companies traded on the OTC Bulletin Board have traditionally experienced extreme price and volume fluctuations. Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common stock.

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2004 the Corporation had an accumulated deficit of $18,629,484. The Corporation continues to incur operating losses, including losses of $1,211,718 during the fiscal year ended August 31, 2004. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower® World Pool system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 1 to the Corporation’s audited financial statements.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

RESULTS OF OPERATIONS

Quarter Ended February 28, 2005 Compared to Quarter Ended February 28, 2004

During the period ending February 28, 2005, the Corporation issued 7,200,000 private placement units to settle $418,229 of debts.

Revenue

The Corporation had no revenue from operations during the periods ended February 28, 2005 and 2004. The Corporation had a net loss of $909,492 for the period ended February 28, 2005 or $0.0083 per share compared to a net loss of $310,946 for the same period in 2004 or $0.0034 per share. The increase in net loss was primarily attributable to a $628,246 write down of the pre-development costs for the Vancouver Racecourse / Richmond Equine Training Centre project where the option to purchase land was allowed to expire on January 2, 2005.

Expenses

Administrative expenses were reduced during the period ended February 28, 2005 to $218,246 compared to $310,946 for the same period in 2004. The Corporation is concentrating on the development of its Horsepower® World Pool system.

Financing Requirements

The Corporation will require further financing to continue its business operations. The Corporation anticipates that any future financing will be achieved by sales of additional shares of its common stock or independent financing. Sales of additional shares of our common stock will result in dilution to the Corporation’s current stockholders.

The Corporation anticipates that it will continue to incur losses until such time as the revenues it is able to generate from operation of its products exceed the increased operating expenses.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Corporation for its last eight completed and current financial quarters ending February 28, 2005.

	02/28/05	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03	5/31/03
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	281,246	-	238,916	359,425	310,946	302,431	791,094	515,480
Stock based compensation	-	-	-	-	-	-	51,922	-
Corporate taxes	-	-	-	-	-	-	-	-
Impairment write-down	628,246	-	-	-	-	-	2,017,420	-
Loss – Canadian GAAP	909,492	240,904	238,916	359,425	310,946	302,431	2,808,514	515,480
Deferred development costs	2,990	208,478	34,135	10,000	18,777	200	(2,014,428	-
Foreign exchange adjustment – US GAAP	23,599	24	584	238	(2,649)	1,875	(598)	(5,899)
Loss – US GAAP	936,081	449,406	273,635	369,663	327,074	304,506	793,488	509,581
Loss per share – Canadian GAAP	0.0083	0.0023	0.0026	0.0040	0.0036	0.0036	0.0414	0.0081

	02/28/05	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03	5/31/03
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Loss per share – US GAAP	0.0086	0.0043	0.0030	0.0042	0.0038	0.0036	0.0117	0.0080
Weighted average number of shares	109,464,749	104,614,740	92,239,057	89,877,514	87,098,256	85,414,191	67,894,398	63,729,131
Total Assets	1,026,480	1,661,926	1,592,034	1,328,945	1,346,180	1,395,177	1,418,406	3,680,057
Total long-term financial liabilities	-	-	-	-	-	11,713	17,253	20,863
Cash dividends(1)	-	-	-	-	-	-	-	-

(1)
The Corporation has no cash dividend policy and has no intention of developing a cash dividend policy in the foreseeable future. The Corporation has paid no cash dividends and has no retained earnings from which it might pay dividends.

LIQUIDITY AND CAPITAL RESOURCES

During the period that ended February 28, 2005, the Corporation had a net working capital deficiency of $1,936 and cash of $156,103 as compared to a working capital deficiency of $17,989 and cash of $36,339 during the same period in 2004.

The Corporation has a planned operating budget of US$450,000 (CDN$562,000) for the remainder of the fiscal year ending August 31, 2005. The Corporation currently does not have sufficient funds to fund its operations through the fiscal year ending August 31, 2005, and will be required to raise additional funds from, operations or through equity or debt financing. The Corporation anticipates it will raise funds to meet its planned operating budget through private placements of equity and debt financing.

OFF BALANCE SHEET ARRANGEMENTS

As of April 29, 2005, the Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended February 28, 2005, the Corporation incurred $155,366 (2004 $87,400) in consulting and management fees to directors and officers.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There was no change in the Corporation’s existing accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash, accounts receivable, accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

SHARE DATA

The Corporation has 113,064,700 common shares issued and outstanding as of April 28, 2005.

SUBSEQUENT EVENTS

The Corporation has appointed T. Keith Blackwell, C.A., M.B.A., as Secretary, Treasurer and Chief Financial Officer. Mr. Blackwell will be working closely with Larry Simpson, the recently appointed President and Chief Executive Officer of Horsepower Broadcasting Network (HBN) International Ltd.

Forward Looking Statements

This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Corporation’s expectations are disclosed in the Corporation documents filed from time to time with the U.S. Securities and Exchange Commission and other regulatory authorities.